Free Writing Prospectus dated December 17, 2007                  Filed Pursuant to Rule 433
Referencing the Preliminary Pricing Supplement                      Registration No. 333-112708
dated November 29, 2007
(To Prospectus dated April 14, 2004
and Prospectus Supplement dated April 15, 2004)

STrategic Equity Exposure Performance Linked Securities™ "STEEPLS™," due March 26, 2009, Linked to the Dow Jones Industrial AverageSM

On November 29, 2007, Bank of America Corporation issued a preliminary pricing supplement relating to the STEEPLS.  One of Bank of America Corporation's selling agents has previously provided to you a copy of that pricing supplement, together with the related prospectus supplement and prospectus.

On December 7, 2007, the Internal Revenue Service ("IRS") released Notice 2008-2 ("Notice") seeking comments from the public on the taxation of financial instruments that are currently taxed as "prepaid forward contracts," such as STEEPLS.  According to the Notice, the IRS and U.S. Treasury Department ("Treasury") are considering whether a holder of an instrument such as the STEEPLS should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity.  It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any.  Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the STEEPLS, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code, concerning certain "constructive ownership transactions," applies or should apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

Bank of America Corporation urges you to consult your own tax advisers concerning the impact and the significance of the above considerations.  Bank of America Corporation intends to continue treating STEEPLS for United States federal income tax purposes in the manner described in the pricing supplement under "United States Federal Income Taxation-General," unless and until such time as Bank of America Corporation, the IRS, or Treasury determines that some other treatment is more appropriate.

Bank of America Corporation has filed a registration statement (including a preliminary pricing supplement, a prospectus supplement, and a prospectus) with the Securities and Exchange Commission (the "SEC") for this offering.  Before you invest, you should read those documents and the other documents that Bank of America Corporation has filed with the SEC for more complete information about Bank of America Corporation and the STEEPLS.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of America Corporation or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 8432).

Banc of America Securities LLC	Banc of America Investment Services, Inc.
Selling Agents